China Digital TV Holding Co., Ltd.
Notice of Annual General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of China Digital TV Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on December 30, 2009, at 10:00 a.m., Hong Kong time, at 25th Floor, Onfem Tower, 29 Wyndham Street, Central, Hong Kong SAR, for the purposes of considering and, if thought fit, passing the following resolution (with or without modification) as ordinary resolution:

ORDINARY RESOLUTION

    Re-election of incumbent director James Hsiang Ming Ho as a Class II Director for a new three-year term.

Additional information regarding the matters to be acted on at the Meeting can be found in the accompanying proxy statement (the “Proxy Statement”).

All holders of record of the Company’s ordinary shares as of November 30, 2009, will be entitled to attend and vote at the Meeting.

This notice of the Meeting, the proxy card, the Proxy Statement and a copy of the Company’s Annual Report for the year ended December 31, 2008 are also available through the Company’s website at http://ir.chinadtv.cn. The Company will also provide a hard copy of the Company’s complete audited financial statements free of charge to the shareholders upon request. Our Annual Report does not constitute proxy soliciting material.

By Order of the Board of Directors,

/s/ Jianhua Zhu

Jianhua Zhu
Chairman and Chief Executive Officer
Beijing, China
November 27, 2009

SHAREHOLDERS:  PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN DECEMBER 28, 2009, 10:00 a.m.